UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70432

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/ 24** (MM/DD/YY) AND ENDING **06 30 25** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CMD GLOBAL PARTNERS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

123 N WACKER DRIVE, STE 1375
(No. and Street)

CHICAGO	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARK C. SALAMASICK	**(312) 550-2666**	**csalamasick@cmdglobal.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Name – if individual, state last, first, and middle name)

20646 ABBEY WOODS CT N	**FRANKFORT**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

DECEMBER 21, 2010	**5376**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK C. SALAMASICK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CMD GLOBAL PARTNERS, LLC, as of JUNE 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DANIEL JAMES HAFFNER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01/13/2027

Signature: [signature]

Title:
MEMBER, MANAGING DIRECTOR

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CMD GLOBAL PARTNERS, LLC

FINANCIAL STATEMENT

JUNE 30, 2025

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
CMD Global Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CMD Global Partners, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CMD Global Partners, LLC as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as CMD Global Partners, LLC's auditor since 2022.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 26, 2025

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

CMD GLOBAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Current Assets:

Cash	$	245,532
Accounts Receivable		64,538
Prepayments and Deposits		8,540
Other		24,074
TOTAL ASSETS	**$**	**342,684**

LIABILITIES & MEMBER'S EQUITY

Current Liabilities:

Accounts Payable	$	26,630
Due to Affiliates		2,641
Accrued Wages		25,550
Total Current Liabilities	**$**	**54,821**
Member's Equity	**$**	**287,863**
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**342,684**

See notes to financial statement

CMD GLOBAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT
JUNE 30, 2025

1.   Description of Business

CMD Global Partners, LLC ("CMD" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CMD was organized under the Limited Liability Company Act of the State of Delaware.

CMD was formed on September 20, 2019, and became registered with the SEC and FINRA effective September 30, 2020.

CMD's principal business activity is to provide investment banking services to its clients, including corporations and others, on various transactions, as well as financial, structural and strategic advice. Such transactions include mergers, acquisitions, restructurings, financings and other extraordinary corporate transactions. CMD does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

CMD Global Partners, LLC is wholly owned by CMD Global Partners HoldCo, LLC ("Parent" or "HoldCo") as of June 30, 2025.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America ("GAAP").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

3.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is devoted primarily to mergers and acquisitions (M&A) advisory services for public and private clients. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

CMD GLOBAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT
JUNE 30, 2025

4.   Concentration of Credit Risk

The Company maintains its operating cash deposits at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") subject to certain limitations. From time to time, the Company's cash balances may exceed FDIC insurance limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risk on such accounts.

The Company also holds cash equivalents in a brokerage account at one financial institution that is subject to protection through the Securities Investor Protection Corporation ("SIPC"), subject to certain limitations. SIPC protection does not insure against a decline in the market value of investments. The Company's balances may, at times, exceed SIPC coverage limits. The Company has not experienced any losses related to custodial risk in its brokerage account and management monitors the financial condition of its custodial institutions on an ongoing basis.

5.   Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents include investments in U.S. Treasury/government money market funds with same-day liquidity and insignificant risk of changes in value.

In September 2024, the Company opened a brokerage account to hold cash equivalents. As of June 30, 2025, the balance of cash equivalents held in this account was $234,638, exclusively holding U.S. Treasury/government money market mutual funds with a stable net asset value of $1.00 per share.

6.   Accounts Receivable

Accounts Receivable are stated in the amounts management expects to collect. An allowance for credit loss is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2025, there was $64,538, of accounts receivable from contracts with customers and no allowance for credit loss.

7.   Related Party Transactions

The Company has related-party transactions with its parent, CMD Global Partners HoldCo, LLC ("HoldCo"), and an affiliate under common control, CMD Global Partners (USA), LLC ("USA"). During the year ended June 30, 2025, HoldCo and USA billed the Company for direct pass-through expenses totaling $60,991 and $120,155, respectively. Transactions were conducted on terms management believes approximate arm's-length.

CMD GLOBAL PARTNERS, LLC

7.   **Related Party Transactions cont.**

At June 30, 2025, amounts owed to related parties totaled $2,641. Balances are unsecured, non-interest bearing, and settled in the ordinary course of business.

Shared-Services Arrangement

The Company participates in a shared-services arrangement with HoldCo covering items such as payroll processing, technology and equipment, software subscriptions, office and administrative support, and reimbursable travel. Charges are allocated based on specific identification when practicable and otherwise on a reasonable, consistently applied method. Pursuant to the shared-services arrangement with HoldCo, the Company incurred service fees of $76,056 for the year ended June 30, 2025. These fees exclude direct pass-through reimbursements and payroll/compensation charges processed by HoldCo.

Changes in Methodology

Effective July 1, 2024, the Company and its affiliates revised the methodology for allocating shared-services charges to better align costs with the nature of services provided. The revised approach includes categorization of expenses into three distinct groupings, with allocations determined based on more refined measures such as time, contractual costs, square footage, and historical usage patterns. Management believes the revised methodology provides a more representative and equitable basis for allocating shared-service costs across entities.

8.   **Income Taxes**

The Company is organized as a limited liability company and is treated as a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements, as HoldCo includes the Company's taxable income or loss on its income tax returns.

9.   **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined.

At June 30, 2025, the Company had net capital of $183,858, which exceeded the minimum requirements of $5,000 by $178,858. The ratio of aggregate indebtedness to net capital was 0.30 to 1.

The Company does not carry customer accounts. Accordingly, the computation for determination of reserve requirements and information relating to possession or control requirements under SEC Rule 15c3-3 are not applicable.

10. Commitments and Contingencies

As of June 30, 2025, the Company has no other commitments or contingencies.

11. Subsequent Events

The Company has evaluated subsequent events through September 26, 2025, the date the financial statements were issued. No material subsequent events were identified that would require recognition or disclosure in the financial statements.